Via Facsimile and U.S. Mail
Mail Stop 03-09

	January 21, 2005

John J. Cousins
8301 Washington NE, Suite 5
Albuquerque, New Mexico, 87113

Re:	Biomoda, Inc.
Post-Effective Amendment No. 1 to Form SB-2
File No. 333-90738, filed January 13, 2005

Dear Mr. Cousins:

	We have limited our review of the above referenced filing to monitor only for your attempted registration of additional securities on this post-effective amendment. We note that the Form SB-2 originally registered 5 million shares of common stock, and this post-effective amendment attempts to register an additional 5 million shares of common stock, for a total of 10 million shares. Please be advised that, pursuant to Rule 413 of the Securities Act, a post-effective amendment cannot be used to register additional securities to be included in an offering. The proper procedure in such a situation is to file a separate registration statement for the additional securities. If needed, the company may use Rule 429 to combine the prospectuses for the offering.

	Please amend your registration statement in response to the above comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	Please direct any questions to Anne Nguyen, Attorney-Advisor, at
(202) 942-2895.

         	               					Sincerely,




                	          					Jeffrey
Riedler
                           					Assistant
Director

cc:  	James Turner
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas, 21st Flr.
New York, NY 10018
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John J. Cousins
Biomoda, Inc.
January 21, 2005
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